Exhibit 99.1

Condensed Consolidated Interim Financial Statements
September 30, 2011
(Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

Contents	Page

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone 972 2 531 2000 Fax 972 2 531 2044 Internet www.kpmg.co.il

Review Report to the Shareholders of
“Bezeq” The Israel Telecommunication Corp. Limited

Introduction
We have reviewed the accompanying financial information of Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries (hereinafter - “the Group"), comprising of the condensed consolidated interim statement of financial position as of September 30, 2011 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34  “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain consolidated subsidiaries whose assets constitute 1.94% of the total consolidated assets as of September 30, 2011, and whose revenues constitute 1.77% and 1.85% of the total consolidated revenues for the nine and three month periods then ended, respectively. The condensed interim financial information of those companies was reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of such companies, is based solely on the said review reports of the other auditors.

Scope of Review
We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review and review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports),1970.

Without qualifying our above conclusion, we draw attention to the claims made against the Group of which the exposure cannot yet be assessed or calculated, as described in Note 5.

/s/Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)

November 9, 2011

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

	September 30 2011	September 30 2010	December 31 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Assets
Cash and cash equivalents	1,564	1,346	365
Investments, including derivatives (see Note 12.4)	2,056	66	7
Trade receivables	3,008	2,737	2,701
Other receivables	229	191	227
Inventories	199	178	178
Assets classified as held for sale	12	30	29
Total current assets	7,068	4,548	3,507

Investments, including derivatives	115	134	129
Trade and other receivables	1,594	1,073	1,114
Property, plant and equipment	5,959	5,533	5,610
Intangible assets	2,237	2,221	2,248
Deferred and other expenses	268	300	292
Investment in equity-accounted investees (mainly loans)	1,031	1,111	1,084
Deferred tax assets	218	332	254
Total non-current assets	11,422	10,704	10,731
Total assets	18,490	15,252	14,238

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

	September 30 2011	September 30 2010	December 31 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Liabilities
Debentures, loans and borrowings	776	954	949
Trade payables	919	1,086	1,061
Other payables, including derivatives	892	848	770
Current tax liabilities	432	377	267
Deferred income	52	32	33
Provisions	220	295	251
Employee benefits	467	351	269
Dividend payable (see Note 6)	1,974	1,280	-
Total current liabilities	5,732	5,223	3,600

Debentures	4,670	1,958	1,967
Bank loans	4,168	2,815	2,801
Employee benefits	271	298	305
Other liabilities	44	44	43
Provisions	70	68	69
Deferred tax liabilities	60	88	83
Dividend payable (see Note 6)	1,386	-	-
Total non-current liabilities	10,669	5,271	5,268

Total liabilities	16,401	10,494	8,868

Equity
Total equity attributable to equity holders of the Company	2,048	4,714	5,327
Non-controlling interests	41	44	43
Total equity	2,089	4,758	5,370
Total equity and liabilities	18,490	15,252	14,238

/s/Shaul Elovitch	/s/Avi Gabbay	/s/Alan Gelman
Shaul Elovitch	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: November 9, 2011

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Continuing operations
Revenue (Note 8)	8,723	8,929	2,917	3,033	11,987

Costs and expenses
Depreciation and amortization	1,040	1,041	357	350	1,409
Salaries	1,612	1,486	540	492	2,024
General and operating expenses (Note 9)	3,445	3,713	1,182	1,271	5,026
Other operating expenses (income), net	82	(154)	(106)	(59)	(216)
	6,179	6,086	1,973	2,054	8,243

Operating profit	2,544	2,843	944	979	3,744
Financing income (expenses)
Financing expenses	445	287	186	150	391
Financing income	(277)	(200)	(100)	(76)	(282)
Financing expenses, net	168	87	86	74	109

Segment profit (loss) after financing expenses, net	2,376	2,756	858	905	3,635
Share in losses of equity-accounted investees	203	180	66	71	261
Profit before income tax	2,173	2,576	792	834	3,374
Income tax	633	708	243	246	932
Profit for the period	1,540	1,868	549	588	2,442

Attributable to:
Owners of the Company	1,542	1,868	550	588	2,443
Non-controlling interests	(2)	-*	(1)	-*	(1)
Profit for the period	1,540	1,868	549	588	2,442

Earnings per share
Basic earnings per share (NIS)	0.57	0.70	0.20	0.22	0.91
Diluted earnings per share (NIS)	0.57	0.69	0.20	0.22	0.90

* Less than NIS 500,000

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Profit for the period	1,540	1,868	549	588	2,442
Other comprehensive income for the period, net of tax	2	3	3	3	13
Other comprehensive income for the period	1,542	1,871	552	591	2,455

Attributable to:
Owners of the Company	1,544	1,871	553	591	2,456
Non-controlling interests	(2)	-*	(1)	-*	(1)
Other comprehensive income for the period	1,542	1,871	552	591	2,455

* Less than NIS 500,000

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS millions
	Attributable to owners of the Company
Nine months ended September 30, 2011 (unaudited)
Balance at January 1, 2011 (audited)	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

Profit for the period	-	-	-	-	-	1,542	1,542	(2)	1,540
Other comprehensive income for the period, net of tax	-	-	-	-	2	-	2	-	2
Total comprehensive income for the period	-	-	-	-	2	1,542	1,544	(2)	1,542
Transactions with owners recognized directly in equity
Dividend to Company shareholders not in compliance with the earnings test (see Note 6)	(2,415)	(396)	-	-	-	-	(2,811)	-	(2,811)
Dividend to Company shareholders	-	-	-	-	-	(2,155)	(2,155)	-	(2,155)
Share-based payments	-	-	127	-	-	-	127	-	127
Exercise of options for shares	23	71	(78)	-	-	-	16	-	16
Balance at September 30, 2011	3,821	53	195	390	(8)	(2,403)	2,048	41	2,089

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS millions
	Attributable to owners of the Company

Nine months ended September 30, 2010 (unaudited)
Balance at January 1, 2010 (audited)	6,187	275	210	390	(5)	(513)	6,544	(6)	6,538

Profit for the period	-	-	-	-	-	1,868	1,868	-	1,868
Other comprehensive income for the period, net of tax	-	-	-	-	3	-	3	-	3
Total comprehensive income for the period	-	-	-	-	3	1,868	1,871	-	1,871
Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(3,733)	(3,733)	-	(3,733)
Share-based payments	-	-	16	-	-	-	16	-	16
Exercise of options for shares	19	81	(79)	-	-	-	21		21
Transfers by non-controlling interests	-	-	-	-	-	-	-	2	2
Non-controlling interests in a business combination	-	-	-	-	-	-	-	57	57
Increase in the rate of holding in a subsidiary	-	-	-	-	(5)	-	(5)	(9)	(14)
Balance as at December 31, 2010	6,206	356	147	390	(7)	(2,378)	4,714	44	4,758

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS millions
	Attributable to owners of the Company

Three months ended September 30, 2011 (unaudited)
Balance at July 1, 2011	3,814	35	171	390	(11)	(1,961)	2,438	42	2,480

Profit for the period	-	-	-	-	-	550	550	(1)	549
Other comprehensive income for the period, net of tax	-	-	-	-	3	-	3	-	3
Total comprehensive income for the period	-	-	-	-	3	550	553	(1)	552
Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(992)	(992)	-	(992)
Share-based payments	-	-	43	-	-	-	43	-	43
Exercise of options for shares	7	18	(19)	-	-	-	6	-	6
Balance at September 30, 2011	3,821	53	195	390	(8)	(2,403)	2,048	41	2,089

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS millions
	Attributable to owners of the Company

Three months ended September 30, 2010 (unaudited)
Balance at July 1, 2010	6,203	345	153	390	(5)	(1,686)	5,400	49	5,449

Profit for the period	-	-	-	-	-	588	588	-	588
Other comprehensive income for the period, net of tax	-	-	-	-	3	-	3	-	3
Total comprehensive income for the period	-	-	-	-	3	588	591	-	591
Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,280)	(1,280)	-	(1,280)
Share-based payments	-	-	5	-	-	-	5	-	5
Exercise of options for shares	3	11	(11)	-	-	-	3	-	3
Transfers by non-controlling interests	-	-	-	-	-	-	-	2	2
Non-controlling interests in a business combination	-	-	-	-	-	-	-	2	2
Increase in the rate of holding in a subsidiary	-	-	-	-	(5)	-	(5)	(9)	(14)
Balance at September 30, 2010	6,206	356	147	390	(7)	(2,378)	4,714	44	4,758

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS millions
	Attributable to owners of the Company

Year ended December 31, 2010 (audited)
Balance at January 1, 2010	6,187	275	210	390	(5)	(513)	6,544	(6)	6,538

Profit for the period	-	-	-	-	-	2,443	2,443	(1)	2,442
Other comprehensive income for the period, net of tax	-	-	-	-	-	13	13	-	13
Total comprehensive income for the period	-	-	-	-	-	2,456	2,456	(1)	2,455
Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(3,733)	(3,733)	-	(3,733)
Share-based payments	-	-	39	-	-	-	39	-	39
Exercise of options for shares	26	103	(103)	-	-	-	26	-	26
Transfers by non-controlling interests, net	-	-	-	-	-	-	-	2	2
Non-controlling interests in a business combination	-	-	-	-	-	-	-	57	57
Increase in the rate of holding in a subsidiary	-	-	-	-	(5)	-	(5)	(9)	(14)
Balance as at December 31, 2010	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

Condensed Interim Statements of Cash Flows

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cash flows from operating activities
Profit for the period	1,540	1,868	549	588	2,442
Adjustments:
Depreciation	802	823	275	277	1,114
Amortization of intangible assets	217	198	74	65	269
Amortization of deferred and other expenses	21	20	8	8	26
Profit from a controlling shareholder in an investee	-	(57)	-	-	(57)
Share in losses of equity-accounted investees	203	180	66	71	261
Financing expenses, net	232	77	113	43	113
Capital gain, net	(167)	(115)	(80)	(86)	(171)
Share-based payment	127	16	43	5	35
Income tax expenses	633	708	243	246	932
Expenses (income) for derivatives, net	(20)	(1)	(20)	-	10

Change in inventory	(33)	89	71	(4)	84
Change in trade and other receivables	(744)	(288)	(237)	(44)	(300)
Change in trade and other payables	(137)	85	(68)	248	(21)
Change in provisions	(31)	(91)	(33)	(79)	(136)
Change in employee benefits	164	(153)	(18)	(100)	(215)

Net income tax paid	(480)	(411)	(104)	(72)	(690)
Net cash from operating activities	2,327	2,948	882	1,166	3,696

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

Condensed Interim Statements of Cash Flows (contd.)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(244)	(234)	(86)	(76)	(343)
Refund from the Ministry of Communications for frequencies	36	-	36	-	-
Proceeds from the sale of property, plant and equipment and deferred expenses	305	89	69	48	133
Acquisition of financial assets held for trading	(2,857)	(110)	(2,853)	(50)	(113)
Proceeds from the sale of financial assets held for trading	853	200	851	30	251
Purchase of property, plant and equipment	(1,190)	(907)	(393)	(300)	(1,279)
Proceeds from disposal of investments and long-term loans	7	12	1	8	11
Investments and long-term loans	(1)	(4)	2	(1)	(6)
Proceeds (payment) of derivatives	(8)	-	3	-	(2)
Business combinations less cash acquired	-	(145)	-	(115)	(145)
Interest and dividend received	19	9	7	2	9
Net cash used for investing activities	(3,080)	(1,090)	(2,363)	(454)	(1,484)
Cash flows used in financing activities
Bank loans received	2,200	2,670	600	770	2,670
Issue of debentures, net	3,092	-	2,692	-	-
Repayment of loans	(633)	(433)	(609)	(9)	(448)
Repayment of debentures	(825)	(687)	(68)	(65)	(697)
Short-term borrowing, net	(3)	(6)	-	(231)	(6)
Dividend paid	(1,663)	(2,453)	-	-	(3,733)
Interest paid	(232)	(192)	(39)	(17)	(237)
Proceeds from exercise of options and others	16	9	6	(9)	24
Net cash used for financing activities	1,952	(1,092)	2,582	439	(2,427)

Increase (decrease) in cash and cash equivalents	1,199	766	1,101	1,151	(215)
Cash and cash equivalents at beginning of period	365	580	463	195	580
Cash and cash equivalents at end of period	1,564	1,346	1,564	1,346	365

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

Notes to the Financial Statements

1.	Reporting Entity

1.1
Bezeq – The Israel Telecommunication Corp. Ltd. (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The condensed consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as “the Group”), as well as the Group’s interest in associates. The Group is a principal provider of communication services in Israel (see also Note 10 – Segment Reporting).

1.2
As from April 14, 2010, the ultimate controlling shareholder in the Company is Shaul Elovitch, together with his brother, Yosef Elovitch, through their holdings in Eurocom Communications Ltd., the controlling shareholder in Internet Gold-Golden Lines Ltd., which controls B Communications Ltd. (“B Communications”). B Communications holds Company shares through a company that it controls. At September 30, 2011, this company held 31.15% of the Company’s shares. Each of these companies is also considered as a controlling shareholder in the Company.

1.3
The Company is subject to various sets of laws that regulate and restrict its business activities, including its tariffs. The Company’s tariffs are regulated by provisions in the Communications Law. The Company’s service fees are regulated and adjusted according to a linkage formula. The Company was declared a monopoly in the main areas in which it operates. All the operating segments of the Group are subject to competition. The operations of the Group are subject, in general, to government regulation and supervision. The intensifying competition and changes in the communication market could have an adverse effect on the business results of the Group.

2.	Basis of Preparation

2.1
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2
The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2010 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on November 9, 2011.

2.4
Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from the estimates used.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

3.	Reporting Principles and Accounting Policy

The significant accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied in the Annual Financial Statements for the year ended December 31, 2010, except as described below.

3.1.	Recognition of actuarial gains or losses

In the interim reporting period, the Group does not perform an updated actuarial assessment for measuring employee benefits unless there are significant changes during the interim period in the principal actuarial assumptions in a defined benefit plan: discount rate, expected return on plan assets, employee leave rate and the rate of future salary increases. As a result, actuarial gains or losses are not recognized in the reporting period.

3.2.	Initial application of new accounting standards

3.2.1
Related party disclosures

As from January 1, 2011 the Group applies IAS 24 (2009) – Related Party Disclosures (“the Standard”) The Standard includes changes in the definition of a related party. The Standard is applied retrospectively.

The Group mapped related parties for initial application of the Standard. According to the new definition and following the mapping, new related parties were identified. The Group had no transactions with these related parties in the reporting period and in corresponding periods.

3.2.2
Interim financial reporting

As from January 1, 2011, the Company applies the amendment to IAS 34 – Interim Financial Reporting: significant events and transactions ("the Amendment"). The Amendment expands the list of events and transactions requiring disclosure in interim financial statements. In addition, the minimum requirement for disclosure in the current standard, prior to the Amendment, was eliminated. Application of the Amendment did not have an effect on the financial statements.

3.3.	New standards and interpretations not yet adopted

A.
In May 2011, the IASB published a new set of accounting standards for consolidation of financial statements and related issues. The Group is examining the effect of adopting the standards on the financial statements. The Standard is effective retrospectively for annual periods commencing on or after January 1, 2013. Early adoption is permitted, subject to the conditions that were determined. New standards published:

1.	IFRS 10, Consolidated Financial Statements

2.	IFRS 11, Joint Arrangements

3.	IFRS12, Disclosure of Interests in other Entities

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

3.	Reporting Principles and Accounting Policy (contd.)

B.
In May 2011, IFRS 13, Fair Value Measurement ("the Standard") was published. The Standard supersedes the guidelines for fair value measurement in other IFRSs. For this purpose, the Standard defines fair value, provides guidelines for fair value measurement and determines new disclosure requirements for fair value measurement. The Standard is effective for annual periods beginning on January 1, 2013. Early adoption is permitted, subject to the conditions that were determined. The Group is examining the effect of adopting the Standard on the financial statements.

C.
In June 2011, the amendment to IAS 19, Employee Benefits ("the Amendment") was published. The Amendment includes a number of revisions to accounting guidelines for employee benefits. The Amendment is effective retrospectively for annual periods commencing on or after January 1, 2013. Early application is permitted, with disclosure. The Group is examining the effect of adopting the Amendment on the financial statements.

4.	Group Entities

A detailed description of the Group entities appears in Note 13 to the Group's Annual Financial Statements as at December 31, 2010. Below are details of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

DBS Satellite Services (1998) Ltd. (an equity-accounted associate)

4.1	For information about the financial position of DBS, see Note 4 to the financial statements of DBS for the nine and three months ended September 30, 2011, attached to these reports.

4.2	DBS has a current debt to the Group companies of NIS 61 million, of which NIS 50 million is to the Company.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

5.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 203 million, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure at September 30, 2011, due to claims filed against Group companies on various matters and which are unlikely to be realized, amounts to NIS 12.8 billion (of which NIS 1.2 billion is for claims, which at this stage cannot be assessed, as set out in sections 5.1 and 5.2 below). For updates subsequent to the reporting date, see sections 5.1 and 5.2 below. This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For motions for certification of class action suits to which the Group has exposure beyond the aforesaid (since the claims do not state an exact amount), see sections 5.2 and 5.4 below.

5.1.	Employee claims

In the financial statements for 2010, the Group estimated that as at December 31, 2010, the additional exposure (beyond the provisions included in these financial statements) for employee claims amounts to NIS 2 billion, relating mainly to claims filed by groups of employees or individual claims with wide ramifications. Of this amount, a total of NIS 1.8 billion is for an individual proceeding (the amount claimed is not material) and for indirect lateral effects that may arise from the grounds of the claim in this procedure. In respect of this proceeding, subsequent to the approval date of the financial statements for 2010, the Company received revised opinions according to which as at December 31, 2010 and September 30, 2011, the claim is unlikely to be accepted. Accordingly, the Company believes that the exposure for NIS 1.8 billion out of the total exposure estimated by the Company is unlikely.

At September 30, 2011, the possible exposure amounts to NIS 251 million (of which NIS 25 million is for claims, which at this stage cannot be assessed), and refers to other claims described above. In the opinion of the management of the Company, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 100 million, where provisions are required to cover the exposure resulting from such claims.

Subsequent to the reporting date, a former employee of the Company filed a claim and motion for certification of the claim as a class action amounting to NIS 150 million. There are a number of legal proceedings against the Company for matters that are similar to and/or the same as this claim. The possible exposure for this claim is included in the total possible exposure for employee claims as at September 30, 2011, as set out above.

5.2.	Customer claims

At September 30, 2011, the amount of the additional exposure for customer claims amounts to NIS 6.1 billion (beyond the provisions included in these financial statements). Of these claims, there are claims amounting to NIS 1.2 billion, which, at this stage, cannot yet be estimated. There are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claims. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 31 million, where provisions are required to cover the exposure arising from such claims.

In addition, subsequent to the reporting date, customer claims amounting to NIS 257 million were filed against Group companies and customer claims with exposure of NIS 209 million came to an end.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

5.	Contingent Liabilities (contd.)

5.3.	Supplier and communication provider claims

At September 30, 2011, the amount of the additional exposure for supplier and communication provider claims amounts to NIS 1 billion (beyond the provisions included in these financial statements). In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 9 million, where provisions are required to cover the exposure arising from such claims.

5.4.	Claims for punitive damages

At September 30, 2011, the amount of the additional exposure for punitive damages amounts to NIS 5.1 billion (beyond the provisions included in these financial statements). This amount does not include claims for which the insurance coverage is not disputed. There are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claim.

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 1 million, where provisions are required to cover the exposure resulting from such claims.

5.5.	Claims by developers and companies

At September 30, 2011, the amount of the additional exposure for claims by developers and companies amounts to NIS 70 million (beyond the provisions included in these financial statements). In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 11 million, where provisions are required to cover the exposure arising from such claims.

5.6.	Claims by the State and authorities

At September 30, 2011, the amount of the additional exposure for claims by the State and authorities amounts to NIS 300 million (beyond the provisions included in these financial statements), of which NIS 19 million is for a claim, which at this stage cannot be assessed. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 51 million, where provisions are required to cover the exposure resulting from such claims.

For claims against DBS, see Note 5 and 6 to the financial statements of DBS as at September 30, 2011, which are attached to these financial statements. Subsequent to the reporting date and the approval date of the financial statements of DBS as at September 30, 2011, a customer claim (and motion for certification as a class action) against DBS was struck out due to inactivity. The exposure for this claim was NIS 98 million. For details of the claim see Note 21(2)(B) to the financial statements of DBS as at December 31, 2010 attached to the financial statements of the Company as at the same date.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

6.	Equity and Share-based Payments

6.1	Below are details of the Company's equity:

Registered			Issued and paid up
September 30 2011	September 30 2010	December 31 2010	September 30 2011	September 30 2010	December 31 2010
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares
2,825,000,000	2,749,000,000	2,825,000,000	2,708,724,551	2,678,944,392	2,685,917,052

6.2
Following the exercise of options by employees in accordance with the options plans set out in Note 27 to the financial statements as at December 31, 2010, in the nine months ended September 30, 2011, the Company issued 22,807,499 ordinary shares of NIS 1 par value each.

6.3
Subsequent to the reporting date and through to November 8, 2011, following the exercise of options by the employees, in accordance with the options plans set out in Note 27 to the financial statements as at December 31, 2010, the Company issued 194,265 ordinary shares of NIS 1 par value each.

6.4
In March 2011, the Board of Directors of the Company approved the allotment of 1,900,000 options to Company employees, according to the 2010 employee options plan set out in Note 27(C) to the financial statements as at December 31, 2010. In practice, in April 2011, employees were allocated 1,306,374 options out of these options. The theoretical economic value of the allotted options, calculated at the allotment date and based on a weighted Black and Scholes model, is NIS 6 million.

6.5
Further to Note 21(C) to the financial statements as at December 31, 2010 regarding a planned distribution of NIS 3 billion to the Company's shareholders ("the special distribution"), which is a sum not in compliance with the earnings test, as defined in section 302 Companies Law, 1999, on March 31, 2011, the economic division of the district court approved the Company's petition to approve the distribution. The special distribution to the Company's shareholders is payable in six equal payments, during 2011-2013. Accordingly, on May 19, 2011, the first part of the special distribution, amounting to NIS 500 million, was paid (representing NIS 0.1851125 per share at the record date), together with payment of the regular dividend as described in section 6.6 below. On October 5, 2011, the second part of the special distribution, amounting to NIS 500 million was paid (representing NIS 0.1845993 per share at the record date), together with payment of the regular dividend as described in section 6.6 below.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

6.	Equity and Share-based Payments (contd.)

The liability for the distribution is recognized as a financial liability and was initially measured at its present value at the date approval was received from the court. Discounting is based on the expected payment dates, at a discount rate of 3.81%-5.05%.

The dividend for payment is stated as follows:

	September 30, 2011
	Dividend to pay undiscounted	Presented in the statement of financial position *
	(Unaudited)	(Unaudited)
	NIS millions	NIS millions
Current liabilities	1,000	982
Non-current liabilities	1,500	1,386
	2,500	2,368

*	Dividend payable for the special distribution presented in the statement of financial position at current value plus financing expenses accumulated from March 31, 2011 to September 30, 2011

On July 3, 2011, a holder of the Company's Debentures (Series 5) petitioned the economic division of the Tel Aviv district court to order the Company to submit a revised opinion and to permit submission of responses in view of the revised opinion, including to submit objections, alleging that there has been a change in circumstances that justifies reassessment of the Company's solvency: raising debt of NIS 3 billion by the Company (as described in Note 12.4 below), immediately, instead of between 2011-2013, according to the assumption in the economic opinion attached to the Company's application and downgrade of the Company's rating to negative. On July 10, 2011, the Company submitted its response to the petition, according to which the petition should be rejected since there have been no changes to the circumstances as alleged by the applicant and/or which justify reexamination of the decision regarding the special distribution and since this is a final and absolute decision.

On July 25, 2011, further to the court ruling, the Company received the response of the Israel Securities Authority ("the ISA") to the petition and the Company's response, which did not require the ISA to address the petition - whether circumstances had changed since the court ruling. However, according to the ISA, if there is a material deterioration in the Company's position between the date the commitment is provided and the distribution is approved, and the date the dividend is paid, the Company's Board of Directors will reassess the Company's compliance with the distribution test. If there are no appropriate profits for distribution, the Company will reapply for court approval, unless the court ruling includes instructions that also take into account future changes in the Company's circumstances.

On August 18, 2011, another holder of the Company's Debentures (Series 5) petitioned the court to add it to the aforementioned procedure, claiming that the Company should not be permitted to continue to implement the special distribution. In the hearing of these petitions held on September 19, 2011, the parties agreed to accept the position of the court, according to which the court's approval of the distribution under section 303 of the Companies Law does not derogate in any way from the obligations of the Company's officers under any law. The court validated the consent and ruled that in view of the consent, discussion of the other issues that arose in the petition is unnecessary. The court noted that the aforesaid does not prevent a creditor that is able to demonstrate a material adverse change in the Company's solvency from applying to the court. Further to this decision, the Company clarified that the decision does not affect the continuation of payment of the special distribution and the Company's regular dividend policy and does not require reapplication to the court before payment.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

6.	Equity and Share-based Payments (contd.)

6.6	The Company distributed the following cash dividends (in addition to the special distribution as described in section 6.5 above):

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
October 2011 (NIS 0.366 per share) *	992	-	992	-	-
April 2011 (NIS 0.43 per share)	1,163	-	-	-	-
October 2010 (NIS 0.478 per share) *	-	1,280	-	1,280	1,280
May 2010 (NIS 0.917 per share)	-	2,453	-	-	2,453
	2,155	3,733	992	1,280	3,733

On September 7, 2011, the general meeting of the shareholders of the Company approved the recommendation of the Board of Directors of the Company of August 1, 2011 to distribute a cash dividend to the shareholders of the Company in the amount of NIS 992 billion, representing NIS 0.3662451 per share and 36.62451% of the Company’s issued and paid up capital on the record date (September 18, 2011). The dividend was paid on October 5, 2011 (together with the second payment of the special distribution, as described in section 6.5 above).

7.	Transactions with Interested and Related Parties

7.1
Further to Note 30(E) to the financial statements as at December 31, 2010, on April 13, 2011, the general meeting of the Company’s shareholders approved a maximum bonus for 2010 of 18 monthly salaries, amounting to NIS 3.507 million, for the former chairman of the Company’s Board of Directors, under the terms of his employment agreement, as approved by the general meeting on June 1, 2008.

7.2
Further to Note 30(E)(2)(m) to the financial statements as at December 31, 2010, regarding a framework transaction for three years for the Company's engagement in future insurance policies to cover D&O liability, in April 2011, the general meeting of the Company's shareholders approved the framework agreement.

7.3
Further to Note 30 (E)(2)(n) to the financial statements as at December 31, 2010 regarding the Company's engagement in a D&O liability insurance policy for one year, from April 14, 2011, in April 2011, the general meeting of the Company’s shareholders approved the engagement.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

7.	Transactions with Interested and Related Parties (contd.)

7.4
In August, 2011, the general meeting of the Company's shareholders approved the agreement between DBS with Advanced Digital Broadcast SA ("ADB") and Eurocom Digital Communications Ltd. ("Eurocom Digital Communications") (after receiving the approval of the Company's Board of Directors). The agreement is for the purchase of yesMaxHD converters and receipt of suppliers credit in USD from Eurocom Digital Communications for an additional 60 days in connection with purchase of the converters, as follows: (1) An additional order of yesMaXHD converters from Eurocom Digital Communications and ADB, further to the orders approved at the Company's general meeting on July 29, 2010 and April 13, 2011, according to the framework agreement, at a total cost of USD 20.7 million (the price is for sea shipment; for earlier delivery that requires air shipment, DBS will cover the additional shipping cost); (2) supplier credit in USD from Eurocom Digital Communication for an additional 60 days ("the Additional Credit Period") in connection with purchase of the converters. According to the framework agreement, the payment terms are EOM + 35 days. For the Additional Credit Period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 12 million and payment of the annual interest is estimated as NIS 724,000.

7.5
On June 28, 2011, the Board of Directors of the Company approved (after approval of the Audit Committee) preliminary commitments from Eurocom Capital Underwriting Ltd. ("Eurocom Capital Underwriting") (a company indirectly controlled by Eurocom Communications Ltd., the indirect controlling owner of the Company), in a tender for classified investors for a public offering of Debentures (Series 6-8) (as described in Note 12.4 below). In the Company's institutional tender of June 28, 2011, preliminary commitments were received from Eurocom Capital Underwriting amounting to 5% of the total debentures relevant to the preliminary commitments from classified investors for each of the Debentures Series (6 to 8).

As part of the shelf offering prospectus, Eurocom Capital Underwriting acquired 43,938,000 Debentures (Series 6), 18,885,000 Debentures (Series 7) and 48,849,000 units of Debentures (Series 8). As at September 30, 2011, Eurocom Capital Underwriting holds 4,209,970 Debentures (Series 6) and 2,826,031 Debentures (Series 7).

7.6
Further to Note 30 (E)(2)(j) to the financial statements as at December 31, 2010 regarding the undertaking to indemnify in advance directors who are controlling shareholders in the Company and/or their relatives, subsequent to the reporting date, in October 2011, the general meeting of the Company's shareholders approved (after amending the Company's articles accordingly) an amendment to the deed of indemnity granted to directors or officers who are controlling shareholders of the Company or their relatives regarding indemnification for payment to parties harmed by the violation according to section 52 BBB(a)(1)(a) of the Securities Law or for expenses in respect of a proceeding according to section H(3), H(4) or I(1) of the Securities Law or according to Article D in Chapter 4 of Part IX of the Companies Law.

In addition, further to Note 30(G)(10) regarding the undertaking to indemnify all of the Company's officers, the general meeting of the Company's shareholders approved (after the approval of the Audit Committee and the Board of Directors), the amendment to the deed of indemnity for officers currently serving in the Company (other than directors or officers who are controlling shareholders in the Company or their relatives), such that the amended deed of indemnity will also allow indemnification of the officer for payment to parties injured by the violation (according to section 52 BBB(a)(1)(a) of the Securities Law, 1968) or for an expense incurred by an officer in respect of a proceeding conducted in his affairs according to section 3H, 4H or I1 of the Securities Law or according to Article D in Chapter 4 of Part IX of the Companies Law, including reasonable litigation expenses and attorney's fees.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

8.	Revenue

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Domestic fixed-line communication
Fixed-line telephony	1,777	2,302	593	765	3,074
Internet - infrastructure	810	719	276	248	977
Transmission and data communication	563	538	192	177	713
Other services	175	170	55	63	226
	3,325	3,729	1,116	1,253	4,990
Cellular
Cellular services and terminal equipment	1,831	2,475	580	832	3,286
Value added services	890	745	310	266	1,014
Sale of terminal equipment	1,521	854	507	280	1,176
	4,242	4,074	1,397	1,378	5,476

International communications, internet and NEP services	967	1,004	338	337	1,334

Other	189	122	66	65	187

	8,723	8,929	2,917	3,033	11,987

9.	General and Operating Expenses

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Materials and spare parts	1,187	765	399	245	1,049
General expenses	912	866	321	303	1,184
Cellular telephone expenses	662	1,381	228	469	1,866
International communication expenses	235	242	83	84	325
Building maintenance	205	201	70	80	107
Vehicle maintenance expenses	85	94	37	30	132
Services and maintenance by sub-contractors	64	86	13	26	265
Royalties to the State of Israel	79	61	26	28	74
Collection fees	16	17	5	6	24
	3,445	3,713	1,182	1,271	5,026

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

10.	Segment Reporting

10.1.	Operating segments

	Domestic fixed-line communi-cation	Cellular	International communica-tions and internet services	Multi-channel television	Other	Adjustments	Consoli-dated
	NIS millions
Nine months ended September 30, 2011 (unaudited)

Revenue from external sources	3,322	4,240	966	1,215	185	(1,215)	8,713
Inter-segment revenue	212	69	46	-	26	(343)	10
	3,534	4,309	1,012	1,215	211	(1,558)	8,723

Depreciation and amortization	513	421	79	214	17	(204)	1,040

Segment results – operating profit	1,274	1,098	182	190	4	(204)	2,544
Financing expenses	381	52	8	438	4	(438)	445
Financing income	(194)	(75)	(7)	(11)	-	10	(277)
Total financing expenses, net	187	(23)	1	427	4	(428)	168

Segment profit (loss) after financing expenses	1,087	1,121	181	(237)	-	224	2,376
Share in the losses (profits) of equity-accounted investees	-	-	(1)	-	-	204	203
Segment profit (loss) before income tax	1,087	1,121	182	(237)	-	20	2,173
Income tax	323	269	44	1	1	(5)	633
Segment results – net profit (loss)	764	852	138	(238)	(1)	25	1,540

Segment assets	9,855	5,397	1,168	1,256	308	(1,708)	16,276

Segment liabilities	15,250	1,862	299	4,914	260	(6,184)	16,401

Nine months ended September 30, 2010 (unaudited):

Revenue from external sources	3,726	4,073	1,004	1,181	115	(1,181)	8,918
Inter-segment revenue	208	191	26	2	26	(442)	11
	3,934	4,264	1,030	1,183	141	(1,623)	8,929

Depreciation and amortization	512	447	70	200	7	(195)	1,041

Segment results – operating profit	1,549	1,040	255	138	12	(151)	2,843
Financing expenses	190	95	8	368	-	(374)	287
Financing income	(132)	(72)	(5)	(2)	-	11	(200)
Total financing expenses, net	58	23	3	366	-	(363)	87

Segment profit (loss) after financing expenses	1,491	1,017	252	(228)	12	212	2,756
Share in the losses (profits) of equity-accounted investees	-	-	(4)	-	-	184	180
Segment profit (loss) before income tax	1,491	1,017	256	(228)	12	28	2,576
Income tax	405	252	48	1	3	(1)	708
Segment results – net profit (loss)	1,086	765	208	(229)	9	29	1,868

Segment assets	7,053	4,851	995	1,260	288	(1,494)	12,953

Segment liabilities	9,224	1,945	291	4,596	245	(5,807)	10,494

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

10.	Segment Reporting (contd.)

	Domestic fixed-line communi-cation	Cellular	Internatio-nal communi-cations and internet services	Multi-channel television	Other	Adjustments	Consoli-dated
	NIS millions
Three months ended September 30, 2011 (unaudited)

Revenue from external sources	1,114	1,396	338	405	66	(405)	2,914
Inter-segment revenue	72	25	13	-	8	(115)	3
	1,186	1,421	351	405	74	(520)	2,917

Depreciation and amortization	180	139	28	74	6	(70)	357

Segment results – operating profit (loss)	546	342	61	63	(1)	(67)	944
Financing expenses	166	30	3	139	2	(154)	186
Financing income	(78)	(34)	(2)	(1)	-	15	(100)
Total financing expenses (income), net	88	(4)	1	138	2	(139)	86

Segment profit (loss) after financing expenses	458	346	60	(75)	(3)	72	858
Share in the losses (profits) of equity-accounted investees	-	-	(1)	-	-	67	66
Segment profit (loss) before income tax	458	346	61	(75)	(3)	5	792
Income tax	147	83	15	1	-	(3)	243
Segment results – net profit (loss)	311	263	46	(76)	(3)	8	549

Three months ended September 30, 2010 (unaudited)

Revenue from external sources	1,252	1,378	337	394	61	(392)	3,030
Inter-segment revenue	71	64	10	2	10	(154)	3
	1,323	1,442	347	396	71	(546)	3,033

Depreciation and amortization	171	149	23	68	2	(63)	350

Segment results – operating profit	556	356	70	72	9	(84)	979
Financing expenses	84	65	2	151	1	(153)	150
Financing income	(54)	(27)	(1)	(2)	-	8	(76)
Total financing expenses, net	30	38	1	149	1	(145)	74

Segment profit (loss) after financing expenses	526	318	69	(77)	8	61	905
Share in the losses (profits) of equity-accounted investees	-	-	-	-	-	71	71
Segment profit (loss) before income tax	526	318	69	(77)	8	(10)	834
Income tax	149	79	16	1	2	(1)	246
Segment results – net profit (loss)	377	239	53	(78)	6	(9)	588

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

10.	Segment Reporting (contd.)

	Domestic fixed-line communi-cation	Cellular	Internatio-nal communi-cations and internet services	Multi-channel television	Other*	Adjustments	Consoli-dated
	NIS millions
Year ended December 31, 2010 (audited)

Revenue from external sources	4,990	5,474	1,333	1,578	178	(1,578)	11,975
Inter-segment revenue	273	258	47	5	32	(603)	12
	5,263	5,732	1,380	1,583	210	(2,181)	11,987

Depreciation and amortization	690	601	94	285	15	(276)	1,409

Segment results – operating profit	2,043	1,383	320	178	14	(194)	3,744
Financing expenses	282	111	11	500	3	(516)	391
Financing income	(192)	(100)	(6)	(9)	-	25	(282)
Total financing expenses, net	90	11	5	491	3	(491)	109

Segment profit (loss) after financing expenses	1,953	1,372	315	(313)	11	297	3,635
Share in the losses (profits) of equity-accounted investees	-	-	(3)	-	-	264	261
Segment profit (loss) before income tax from continuing operations	1,953	1,372	318	(313)	11	33	3,374
Profit from discontinued operations	-	-	1	-	-	(1)	-
Income tax	527	339	65	1	4	(4)	932
Segment results – net profit (loss)	1,426	1,033	254	(314)	7	36	2,442

Segment assets	6,352	4,892	1,032	1,243	291	(1,836)	11,974

Segment liabilities	7,964	1,930	304	4,665	241	(6,236)	8,868

*	Restated following deconsolidation of a previously consolidated subsidiary of Bezeq International

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

10.	Segment Reporting (contd.)

10.2.	Adjustments for segment reporting of revenue, profit or loss

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Revenue
Revenue from reporting segments	10,070	10,411	3,363	3,508	13,958
Revenue from other segments	211	141	74	71	210
Cancellation of revenue from inter-segment sales except for revenue from sales to an associate reporting as a segment	(343)	(442)	(115)	(154)	(603)
Cancellation of revenue for a segment classified as an associate	(1,215)	(1,181)	(405)	(392)	(1,578)
Consolidated revenue	8,723	8,929	2,917	3,033	11,987

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Profit or loss
Operating profit for reporting segments	2,744	2,982	1,012	1,047	3,924
Cancellation of results for a segment classified as an associate	(190)	(138)	(63)	(72)	(178)
Financing expenses, net	(168)	(87)	(86)	(74)	(109)
Share in losses of equity-accounted investees	(203)	(180)	(66)	(71)	(261)
Profit (loss) for other categories	4	4	(1)	9	14
Other adjustments	(14)	(5)	(4)	(5)	(16)
Consolidated profit before income tax	2,173	2,576	792	834	3,374

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

11.	Condensed Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd.

11.1.	Pelephone Communications Ltd.

Statement of financial position

	September 30 2011	September 30 2010	December 31 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Current assets	2,244	2,013	2,071
Non-current assets	3,153	2,838	2,821
	5,397	4,851	4,892

Current liabilities	1,290	1,193	1,198
Long-term liabilities	572	752	732
Total liabilities	1,862	1,945	1,930
Equity	3,535	2,906	2,962
	5,397	4,851	4,892

Statement of income
	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Revenue from services	1,898	2,660	604	893	3,536
Revenue from value added services	890	745	310	266	1,014
Revenue from sales of terminal equipment	1,521	859	507	283	1,182
Total revenue from services and sales	4,309	4,264	1,421	1,442	5,732
Cost of services and sales	2,755	2,784	926	941	3,754
Gross income	1,554	1,480	495	501	1,978
Selling and marketing expenses	367	351	125	115	468
General and administrative expenses	89	89	28	30	127
	456	440	153	145	595

Operating profit	1,098	1,040	342	356	1,383
Financing expenses	52	95	30	65	111
Financing income	(75)	(72)	(34)	(27)	(100)
Financing expenses (income), net	(23)	23	(4)	38	11

Profit before income tax	1,121	1,017	346	318	1,372
Income tax	269	252	83	79	339
Profit for the period	852	765	263	239	1,033

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

11.	Condensed Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd.

11.2.	Bezeq International Ltd.

Statement of financial position

	September 30 2011	September 30 2010	December 31 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Current assets	459	459	447
Non-current assets	717	542	591
	1,176	1,001	1,038

Current liabilities	279	259	279
Long-term liabilities	20	32	25
Total liabilities	299	291	304
Equity	877	710	734
	1,176	1,001	1,038

Statement of income

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Revenue from services	1,012	1,030	351	347	1,380
Operating expenses	595	616	209	208	822
Gross income	417	414	142	139	558
Selling, marketing and development expenses	151	141	51	48	192
General and administrative expenses	84	80	30	26	109
Other revenue, net	-	(62)	-	(5)	(63)
	235	159	81	69	238

Operating profit	182	255	61	70	320
Financing expenses	8	8	3	2	11
Financing income	(7)	(5)	(2)	(1)	(6)
Financing expenses (income), net	1	3	1	1	5
Share in profits of equity-accounted associates	1	4	1	-	3
Profit before income tax	182	256	61	69	318
Income tax	44	48	15	16	65
Profit for the period from continuing operations	138	208	46	53	253
Profit (loss) for the period from discontinued operations	-	-	-	-	1
Profit for the period	138	208	46	53	254

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

12.	Material Events During the Reporting Period and Subsequent Events

12.1
On January 24, 2011, the Company's Board of Director's approved an early retirement plan for employees. According to the plan, up to 260 employees will retire from the Company at a total cost of up to NIS 281.5 million. The expense of NIS 281.5 million for the plan was recognized in the financial statements as other operating expenses.

12.2
In May 2011, the Company completed raising debt totaling NIS 2 billion, through loans from Israeli banks and an institutional organization (a group) and a private placement of debentures to an institutional organization (group).

A.
A loan of NIS 600 million, which is unlinked and bears variable interest at a rate of prime minus 0.8%, repayable in one payment in May 2012. The interest for the loan is paid every three months. Subsequently, on August 2, 2011, the Board of Directors approved the repayment of this loan and approved another loan of NIS 600 million instead, bearing interest at a rate of prime plus 0.15%. The principal is payable in 12 equal annual payments during 2012-2023. The interest is payable twice a year.

B.
Loans of NIS 500 million, which are unlinked and bear variable interest at a rate of prime plus 0.2%, repayable in eight equal semi-annual payments of the principal between 2017 and 2020. The interest on the loans is payable twice a year.

C.
Loans of NIS 500 million, which are unlinked and bear fixed annual interest at a rate of 6.85%, repayable in eight equal semi-annual payments of the principal between 2017 and 2020. The interest on the loans is payable twice a year.

D.
Unmarketable debentures in the amount of NIS 400 million, which are unlinked and bear fixed annual interest at a rate of 6.65%, repayable in eight equal semi-annual payments of the principal between 2017 and 2020. The interest on the debentures is payable twice a year.

The Company has provided the following undertakings to each of the credit providers ("the Credit Providers"):

1.
The Company will not create additional pledges on its assets (a negative pledge), under the same terms as the negative pledge in favor of the banks and subject to the exceptions described in Note 14C(1) to the financial statements as at December 31, 2010.

2.
The financing documents include accepted grounds for immediate repayment of the credit, including events of breach, insolvency, liquidation or receivership proceedings, as well as the right to call for immediate repayment if a third party lender calls for immediate repayment of the Company's debts in an amount exceeding the amount set.

3.
In respect of the long-term credit provided to the Company, the Company undertook that if it makes a commitment to any lender (an additional lender) regarding financial covenants, the financing organizations may (under certain circumstances) require the Company to provide them with a similar undertaking.

As at September 30, 2011 and the approval date of the financial statements, the Company is in compliance with all the commitments in respect of this credit, there were no grounds to call for immediate repayment of the credit and financial covenants were not determined as set out above.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

12.	Material Events During the Reporting Period and Subsequent Events (Contd.)

Some of the debt was raised by exercising the letter of undertaking for long-term credit that the Company received from a bank in February 2011, as described in Note 34A to the financial statements as at December 31, 2010. After raising the debt, the amount of credit in the letter of undertaking was reduced from NIS 1.5 billion to NIS 700 million. Further to the resolution of the Board of Directors of August 1, 2011, as described in section 12.2(A) above, the letter of undertaking was canceled.

12.3
On June 1, 2011 the Company published a shelf prospectus for the issue of shares, debentures, convertible debentures, share options, debenture options and commercial papers, in the same scope and under the same conditions defined in the shelf offering memorandums, to the extent that these will be published by the Company in the future ("the Shelf Prospectus"). Subsequently, on 22 June 2011, the Company issued an amendment to the Shelf Prospectus, which included mainly amendments to the terms of the debentures and deed of trust.

12.4
On June 29, 2011, the Company issued a shelf offering memorandum for a public offering of Debentures (Series 6 to 8) according to a shelf prospectus as described in section C above. On July 3, 2011, the Company issued debentures according to the shelf offering memorandum, as follows:

A.
958,088,000 Debentures (Series 6) of record, of NIS 1 par value each for a gross consideration of NIS 958,088,000. The debentures are repayable in five equal annual payments on December 1st of each of the years 2018 to 2022 and bear fixed annual interest at a rate of 3.7%. The principal and interest of the debentures are linked to the CPI. The interest is payable twice a year as from December 1, 2011.

B.
424,955,000 Debentures (Series 7) of record, of NIS 1 par value each for a gross consideration of NIS 424,955,000. The debentures are repayable in five equal annual installments on December 1 of each of the years 2018 to 2022 and bear variable annual interest at the short-term loan (Makam) yield plus a margin of 1.4%. The interest is payable four times a year as from September 1, 2011. Debentures (Series 7) are not linked to the CPI or any currency. The interest payable for Debentures (Series 7) from September 1, 2011 to December 1, 2011 amounts to 1.1155%.

C.
1,329,363,000 debentures of NIS 1 par value each, for a gross consideration of NIS 1,329,363,000. The debentures are repayable in three equal annual payments on June 1st of each of the years 2015 to 2017 and bear fixed annual interest at a rate of 5.7%. The interest is payable twice a year as from December 1, 2011. Debentures (Series 8) are not linked to the CPI or any currency.

The total gross consideration for the debentures amounted to NIS 2,712,406,000. On July 3, 2011, the net consideration of NIS 2,694,283,579 for the issuance was received (net of issuance fees).

The Company invested most of the proceeds of the issuance in a number of shekel mutual funds (short-term mutual funds, according to the Joint Investments Law in mutual funds such as debentures, fixed deposits and cash with an average life of up to 90 days). At the date of initial recognition, the Company classified its investment in financial funds to financial assets measured at fair value through profit or loss.

Condensed Consolidated Interim Financial Statements as at September 30, 2011 (Unaudited)

12.	Material Events During the Reporting Period and Subsequent Events (Contd.)

The Company undertook the following for the debentures that were issued:

1.
The Company will not create additional pledges on its assets unless pledges are created at the same time in favor of the debenture holders (negative pledge), under the same terms of the negative pledge in favor of the banks and subject to the exceptions described in Note 14C (1) to the financial statements as at December 31, 2010.

2.
The Company will take steps so that, to the extent under its control, debentures of the relevant series will be rated by at least one rating company, so long as there are debentures of the relevant series in circulation.

3.
If the Company provides an undertaking towards any entity in respect of compliance with financial covenants, the Company will provide the same undertaking to its debenture holders (subject to certain exceptions).

4.
Standard grounds were included for immediate repayment of the debentures, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third party lender calls for immediate repayment of the Company's debts in an amount exceeding the amount determined.

As at September 30, 2011 and the approval date of the financial statements, the Company is in compliance with all the commitments in respect of the debentures, there were no grounds to call for immediate repayment of the credit and financial covenants were not determined as set out above.

12.5
In July 2011, the Board of Directors of the Company approved negotiations to acquire land covering 25 dunams for the construction of offices and communication facilities to replace the existing offices that are currently leased. The estimated price of the lot is NIS 125 million plus VAT. According to the Company's preliminary estimates, the overall project cost is expected to amount to NIS 700 million (including the price of the lot as described above and the relevant levies). This cost will be spread over the project period according to the rate of construction.

12.6
In the reporting period, the Company recognized a capital gain of NIS 119 million from the sale of real estate and NIS 48 million from the sale of copper cables. The total consideration for these sales amounts to NIS 343 million (of which a total of NIS 62 million has not yet been received).

12.7
On October 30, 2011, the Israeli government approved the recommendations for taxation in the report presented by the committee for socio-economic change. The changes in the tax rates approved by the government require legislation, which, at the approval date of the financial statements as at September 30, 2011, has not been completed. Accordingly, the approved changes in the tax rates have no effect on measurement of the deferred tax assets and liabilities in these financial statements, since the legislation has yet to be completed.

Had the new tax laws come into effect by September 30, 2011, the new tax rates would have been reflected in the financial statements as at September 30, 2011, in the amount of the deferred tax balances and recording of deferred tax revenue of NIS 40 million.